Exhibit 99.1

Jiayuan Announces Third Quarter 2015 Financial Results

BEIJING, China, November 25, 2015 — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights1

•                      Net revenues for the third quarter 2015 were RMB182.7 million (US$28.7 million), representing a year-over-year increase of 13.1%.

•                      Operating income for the third quarter 2015 was RMB9.8 million (US$1.5 million), an increase of over 31 times when compared to RMB305,000 for the corresponding quarter of 2014 and a sequential increase of 8.1% from RMB9.1 million for the previous quarter. Non-GAAP2 operating income for the third quarter 2015 was RMB18.1 million (US$2.8 million), an increase of over 7 times when compared to non-GAAP operating income of RMB2.2 million for the corresponding quarter of 2014 and a sequential increase of 6.0% from RMB17.1 million for the previous quarter.

•                      Net income for the third quarter 2015 was RMB14.9 million (US$2.3 million), a year-over-year increase of 413.6% from RMB2.9 million for the corresponding quarter of 2014, and a sequential increase of 29.2% from RMB11.5 million for the previous quarter. Non-GAAP net income for the third quarter of 2015 was RMB23.2 million (US$3.6 million), a year-over-year increase of 386.8% from RMB4.8 million for the corresponding quarter of 2014, and a sequential increase of 18.7% from RMB19.5 million for the previous quarter.

“Our focus on improving profitability continued to yield strong results with non-GAAP net income for the quarter surging 386.8% to RMB23.2 million on a year-over-year basis,” commented Mr. Linguang Wu, Chief Executive Officer of Jiayuan. “Our personalized matchmaking business continues to be one of our most exciting growth drivers with revenues increasing 37.7% and same store sales increasing 28.5% on a year-over-year basis. Supporting the increased amount of sales in each location is the new and innovative crowd-sourced part-time matchmaker system we announced last quarter which is currently being expanded to include approximately 1,200 crowd-sourced matchmakers in Beijing. To put this into context, we had around 2,600 full-time matchmakers in our self-run and outsourced stores as of September 30, 2015 which I believe demonstrates the size and scale of this huge and untapped market.”

“Qiuai’s user and revenue growth remained solid as it began contributing to profits during the quarter demonstrating the traction our mobile products continue to gain in an ever crowded market. Total activated installments of our app now exceed 47.2 million while logins through mobile devices accounted for 70.3% of total logins during the quarter. We continue to innovate and invest in new products that will help us to build a sustainable business over the long-term.”

Mr. Shang Koo, Chief Financial Officer of Jiayuan added, “Our revenue continues to grow steadily despite lower sales and marketing spending this year. However, with our focus now squarely on profitability, total active users dropped on a year over year basis as a result of the reduced spending on user acquisition. Going forward, user acquisition spending will remain stable so user numbers should maintain themselves around this level or increase slightly starting next year.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended September 30, 2015, were made at an exchange rate of RMB6.3556 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on September 30, 2015. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations”.

Third Quarter 2015 Operational Results

The number of average monthly active user accounts3 for the third quarter 2015 was 5,308,039, compared to 6,168,616 in the corresponding period of 2014 and 5,469,361 for the previous quarter.

The number of average monthly paying user accounts4 for the third quarter 2015 was 1,405,426, compared to 1,522,838 in the corresponding period of 2014 and 1,487,681 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the third quarter 2015 was RMB24.5, an increase of 10.9% from RMB22.1 for the corresponding period in 2014 and a slight sequential increase from RMB24.1 for the previous quarter. The increases were mainly attributable to the Company’s continuous efforts in increasing monetization.

Third Quarter 2015 Financial Results

Jiayuan reported net revenues of RMB182.7 million (US$28.7 million) for the third quarter of 2015, representing a year-over-year increase of 13.1% from RMB161.6 million and an increase of 1.5% from RMB180.0 million for the previous quarter. The increase was primarily due to strong growth from the Company’s personalized matchmaking services.

•                      Online services contributed RMB108.8 million (US$17.1 million), or 59.5% of net revenues for the third quarter of 2015, representing a year-over-year increase of 2.1% from RMB106.5 million, compared to RMB113.1 million for the previous quarter. The year-over-year increase was mainly attributable to the increase in ARPU as the Company shifts its focus to profitability.

•                     Personalized matchmaking services, contributed RMB68.1 million (US$10.7 million), or 37.3% of net revenues during the third quarter of 2015, representing a year-over-year increase of 37.7% from RMB49.5 million and a quarter-over-quarter increase of 7.9% from RMB63.1 million. The year-over-year and sequential increases were a result of the expanded number of service locations and cities in which the Company offers personalized matchmaking services, as well as sales growth of existing service locations.

•                      Events and others contributed RMB5.8 million (US$914,000), or 3.2% of net revenues during the third quarter of 2015, an increase of 4.7% from RMB5.5 million for the corresponding period of 2014 and an increase of 56.3% from RMB3.8 million for the previous quarter. The year-over-year increase was mainly attributable to the increase in the advertisements placed on the Company’s website. The sequential increase was primarily due to increased sponsorship of the Company’s events and the growth of advertising revenue.

3  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the third quarter of 2015, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com and qiuai.com.

4  In the third quarter of 2015, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com and qiuai.com.

Cost of revenues for the third quarter of 2015 was RMB97.5 million (US$15.3 million), representing a year-over-year increase of 30.8% from RMB74.5 million and an increase of 1.3% from RMB96.2 million for the previous quarter. The year-over-year and sequential increases were primarily due to the expansion of personalized matchmaking services, which increased the commissions paid to the Company’s local matchmaking partners.

Gross profit for the third quarter of 2015 was RMB85.3 million (US$13.4 million), compared to RMB87.1 million for the corresponding quarter of 2014 and a slight increase from RMB83.8 million for the previous quarter.

Selling and marketing expenses were RMB47.1 million (US$7.4 million) for the third quarter of 2015, representing a year-over-year decrease of 27.5% from RMB64.9 million and a slight decrease of 3.1% from RMB48.6 million for the previous quarter. The year-over-year decrease was primarily related to the special marketing campaign for Chinese Valentine’s Day launched during the third quarter of 2014 and the Company’s focus on profitability this quarter.

General and administrative expenses were RMB21.6 million (US$3.4 million) for the third quarter of 2015, representing a 35.6% year-over-year increase from RMB15.9 million and an increase of 10.5% from RMB19.6 million for the previous quarter. The year-over-year increase was primarily due to professional fees related to the review and evaluation by the special committee of the Company’s Board of Directors (the “Special Committee”) of certain non-binding proposals regarding a potential “going private” transaction as previously announced by the Company and an increase in employee stock option expenses. The sequential increase was mainly attributable to the increases in human resource costs.

Research and development expenses were RMB6.8 million (US$1.1 million) for the third quarter of 2015, representing a year-over-year increase of 14.2% from RMB5.9 million, and a 3.4% increase from RMB6.5 million for the previous quarter. The year-over-year and sequential increases were a result of the growth in the number of research and development personnel in connection with Jiayuan’s focus on improving user experience and mobile expansion.

Operating income for the third quarter of 2015 was RMB9.8 million (US$1.5 million), an increase of 3,114.8% from RMB305,000 for the corresponding quarter of 2014, and an increase of 8.1% from RMB9.1 million for the previous quarter. Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential “going private” transaction as previously announced by the Company, non-GAAP operating income for the third quarter of 2015 was RMB18.1 million (US$2.8 million), an increase of 734.9% from non-GAAP operating income of RMB2.2 million for the corresponding quarter of 2014 and a slight increase from non-GAAP operating income of RMB17.1 million for the previous quarter. The year-over-year and sequential increases were primarily due to the decrease of selling and marketing expenses.

Foreign currency exchange net gain for the third quarter of 2015 was RMB388,000 (US$61,000), compared to a foreign currency exchange net loss of RMB172,000 for the corresponding quarter of 2014 and a foreign currency exchange net gain of RMB33,000 for the previous quarter. The foreign currency exchange net gain for the third quarter of 2015 was mainly attributable to U.S. dollar appreciation against RMB during the period.

Net income for the third quarter of 2015 was RMB14.9 million (US$2.3 million), representing a year-over-year increase of 413.6% from RMB2.9 million for the corresponding quarter of 2014 and a sequential increase of 29.2% from RMB11.5 million for the previous quarter. Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential “going private” transaction as previously announced by the Company, non-GAAP net income for the third quarter of 2015 was RMB23.2 million (US$3.6 million), an increase of 386.8% from RMB4.8 million for the corresponding quarter of 2014 and an increase of 18.7% from RMB19.5 million for the previous quarter.

Basic and diluted net income per ADS5 for the third quarter of 2015 were RMB0.50 (US$0.08) and RMB0.49 (US$0.08), respectively, compared to basic and diluted net income per ADS of RMB0.10 and RMB0.10 for the corresponding quarter of 2014 and basic and diluted net income per ADS of RMB0.39 and RMB0.38, respectively, for the second quarter of 2015.

Excluding share-based compensation expenses and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential “going private” transaction as previously announced by the Company, non-GAAP basic and diluted net income per ADS for the third quarter of 2015 were RMB0.78 (US$0.12) and RMB0.76 (US$0.12), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.16 and RMB0.16 for the corresponding quarter of 2014 and non-GAAP basic and diluted net income per ADS of RMB0.66 and RMB0.64, respectively, for the second quarter of 2015.

As of September 30, 2015, Jiayuan had cash and cash equivalents and short-term deposits of RMB480.9 million (US$75.7 million). Cash flows from operating activities for the third quarter of 2015 were RMB19.4 million (US$3.1 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the third quarter of 2015 was 30.5 million. As of September 30, 2015, the Company had 33.9 million ADSs outstanding, including 0.7 million ADSs issued to the depository for future exercise of options.

Fourth Quarter 2015 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB182 million to RMB184 million for the fourth quarter of 2015. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, November 25, 2015, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. November 25, 2015 Beijing / Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•	United States:	+1-845-6750-438
•	United States (Toll-free):	+1-855-5008-701
•	Hong Kong:	+852-3018-6776
•	China:	400-1200-654
•	International/All other regions:	+65-6713-5440

Passcode:	83696161

A replay of the conference call may be accessed by phone at the following number until December 2, 2015:

International:	+61-2-9003-4211

Passcode:	83696161

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com.

5  Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in the third quarter of 2015. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense and professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential “going private” transaction as previously announced by the Company. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business and fees related to privatization which are not relevant to our operational activities. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation to Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

China

Sonora Ma
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell
Christensen Investor Relations Group
+86-10-5900-1548
carnell@christensenir.com

US

Ms. Linda Bergkamp
Christensen Investor Relations Group
+1-480-614-3004
Email: lbergkamp@Christensenir.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	September 30,	June 30,	September 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	242,680	311,725	170,873	26,885
Short-term deposits	312,000	160,000	310,000	48,776
Available-for-sale securities	15,538	16,082	29,221	4,598
Accounts receivable, net	34,958	37,708	39,731	6,251
Deferred tax assets	8,457	12,255	11,227	1,766
Prepaid expenses and other current assets	63,371	69,130	105,626	16,619
Total current assets	677,004	606,900	666,678	104,895
Non-current assets:
Property and equipment, net	93,703	88,797	86,753	13,650
Intangible assets, net	3,776	3,277	3,111	489
Goodwill	789	789	789	124
Long-term investment	—	11,048	11,048	1,738
Other non-current assets	1,047	1,439	1,145	180
Total assets	776,319	712,250	769,524	121,076

LIABILITIES
Current liabilities:
Deferred revenue, current portion	194,792	201,122	197,339	31,050
Accounts payable	18,118	21,587	17,749	2,793
Accrued expenses and other current liabilities	44,282	59,556	97,967	15,414
Income tax payable	19,363	16,805	17,972	2,828
Dividend payable	125,680	—	—	—
Total current liabilities	402,235	299,070	331,027	52,085
Non-current liabilities:
Deferred revenue, non-current portion	3	4	6	1
Accrued expenses and other current liabilities, non-current portion	6,290	6,182	7,262	1,143
Deferred tax liabilities	5,017	7,294	8,755	1,378
Total liabilities	413,545	312,550	347,050	54,607

SHAREHOLDERS’ EQUITY
Ordinary shares	352	356	356	56
Additional paid-in capital	349,049	371,716	376,860	59,296
Less: Treasury shares	(113,138)	(119,183)	(119,183)	(18,752)
Statutory reserves	9,974	10,103	10,103	1,590
Retained earnings	127,242	147,719	162,614	25,586
Accumulated other comprehensive loss	(10,705)	(11,011)	(8,276)	(1,307)
Total shareholders’ equity	362,774	399,700	422,474	66,469

Total liabilities and shareholders’ equity	776,319	712,250	769,524	121,076

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$

Net revenues	161,575	179,953	182,713	28,748
Cost of revenues	(74,508)	(96,200)	(97,463)	(15,336)

Gross profit	87,067	83,753	85,250	13,412

Operating expenses:
Selling and marketing expenses	(64,923)	(48,599)	(47,094)	(7,410)
General and administrative expenses	(15,925)	(19,553)	(21,598)	(3,398)
Research and development expenses	(5,914)	(6,529)	(6,753)	(1,063)
Total operating expenses	(86,762)	(74,681)	(75,445)	(11,871)

Operating income	305	9,072	9,805	1,541

Interest income, net	4,783	3,999	4,385	690
Foreign currency exchange (loss)/gain, net	(172)	33	388	61
Other income/(expenses), net	(103)	(531)	4,055	638
Income before income tax	4,813	12,573	18,633	2,930
Income tax expenses	(1,913)	(1,045)	(3,738)	(588)

Net income	2,900	11,528	14,895	2,342

Net income per ADS — Basic	0.10	0.39	0.50	0.08
Net income per ADS — Diluted	0.10	0.38	0.49	0.08

ADSs used in computing basic net income per ADS	29,443,179	29,415,931	29,584,434	29,584,434
ADSs used in computing diluted net income per ADS	29,881,508	30,344,189	30,533,982	30,533,982

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended September 30, 2014			Three Months Ended June 30, 2015			Three Months Ended September 30, 2015
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(b)	Non-GAAP	GAAP	Non-GAAP Adjustments(c)	Non-GAAP
Operating income	305	1,861	2,166	9,072	7,996	17,068	9,805	8,280	18,085
Net income	2,900	1,861	4,761	11,528	7,996	19,524	14,895	8,280	23,175
Basic net income per ADS	0.10		0.16	0.39		0.66	0.50		0.78
Diluted net income per ADS	0.10		0.16	0.38		0.64	0.49		0.76
ADSs used in computing basic net income per ADS	29,443,179		29,443,179	29,415,931		29,415,931	29,584,434		29,584,434

ADSs used in computing diluted net income per ADS	29,881,508		29,881,508	30,344,189		30,344,189	30,533,982		30,533,982

Note:

(a)	To adjust for share-based compensation expense.

(b)

To adjust for share-based compensation expense of RMB4.1 million and RMB3.9 million for professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced.

(c)

To adjust for share-based compensation expense of RMB4.7 million and RMB3.6 million for professional fees related to the review and evaluation by the Special Committee of certain non-binding proposals regarding a potential transaction regarding the Company as previously announced.